UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to _________________________

Commission file number: 1-7201

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AVX CORPORATION

RETIREMENT PLAN

Plan number: 001

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVX CORPORATION
P.O. Box 867
Myrtle Beach, SC 29577-0867
IRS Employer Identification Number: 33-0379007

AVX CORPORATION RETIREMENT PLAN

INDEX

*All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the AVX Corporation Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the AVX Corporation Retirement Plan (the Plan) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Columbia, South Carolina
June 29, 2009

 AVX CORPORATION RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
as of December 31, 2007 and 2008

Assets	2007	2008
Investments, at fair value:
AVX Corporation Common Stock	$11,658,437	$7,775,285
Kyocera Corporation American Depository Shares	8,180,887	6,401,561
Pooled Separate Account, at fair value	17,627,905	20,838,120
Money Market Fund	379,342	315,675
Mutual Funds	71,850,952	46,907,434
Participant loans	2,583,005	2,678,816
Total Investments	112,280,528	84,916,891

Receivables:
Employer contributions	1,950,842	2,014,571
Participant contributions	11,063	21,124
Total Receivables	1,961,905	2,035,695

Adjustment from fair value to contract value for Pooled Separate Account	120,690	3,229,933
Net assets available for benefits	$114,363,123	$90,182,519

The accompanying notes are an integral part of these financial statements.

AVX CORPORATION RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the year ended December 31, 2008

2008
Investment loss:
Net depreciation in fair value of investments	$(29,893,032)
Interest and dividends	2,588,087

Net investment loss	(27,304,945)

Contributions:
Participant	2,710,373
Employer	4,934,103

Total contributions	7,644,476

Transfers into Plan from related plan	352,365

Deductions from net assets attributed to:
Benefits paid to participants	4,831,517
Transfers out of Plan to related plan	1,445
Administrative expenses	39,538

Total deductions	4,872,500

Net decrease	(24,180,604)

Net assets available for benefits:
Beginning of year	114,363,123

End of year	$90,182,519

The accompanying notes are an integral part of this financial statement.

AVX CORPORATION RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
1.	Description of Plan:

The following description of the AVX Corporation Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General:

The Plan is a defined contribution plan covering employees who have at least three months of service and are not hourly-paid employees or employees covered by a collective bargaining agreement (unless such agreement provides for participation in the Plan). The Plan includes a 401(k) feature to which employees can contribute, and AVX Corporation ("the Company") makes a matching contribution. The Plan also includes a discretionary contribution plan feature and a non-discretionary contribution plan feature to which participants are not required to contribute. The Plan is administered by the AVX Corporation Retirement Committee and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan also includes an after tax contribution plan feature that the participants can, but are not required to, participate in. Plan assets are held in trust by New York Life Investment Management, LLC (the “Trustee”).

Payment of Benefits:

Upon retirement, total disablement or death, a participant or the participant's beneficiary is entitled to receive the value of the aggregate vested amount credited to the participant's account in a lump-sum payment or in installments over a period not to exceed the life expectancy of the participant or his or her beneficiaries. For the non-discretionary contribution portion of the account, payment of benefits is in monthly installments unless an alternate form of payment is elected. Upon the termination of employment of a participant other than by retirement, disability or death, such participant is entitled to the vested portion of his account. For the AVX Corporation Common Stock (“AVX Stock”), Kyocera Corporation American Depository Shares (“Kyocera ADS” or “ADS”), a participant will receive either cash or whole shares with any partial shares being paid in cash.

Participant Loans:

With certain restrictions, participants may borrow up to a maximum of 50% of their vested account balance or $50,000, whichever is less, repayable within five years except for borrowing for the purchase of a primary residence which is repayable during a period up to ten years.  These loans bear interest at a rate equal to the commercial loan rate for similar loan types prevailing at the time the loan is originated.  At December 31, 2007 and 2008, interest rates ranged from 4.75% to 11.50%.

Administrative Expenses:

The Plan invests in various mutual funds with revenue-sharing agreements that partially offset fees.  Plan fees that are not offset with revenue from these agreements and other administrative fees are paid by the Company.  In addition, the Company pays Plan fees related to stock administration of the AVX Stock Fund and the Kyocera Stock Fund.  These stock administration fees are based on the market value of these funds.

Participant Accounts:

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeited Accounts:

Amounts of employer contributions under the Plan which have been forfeited are used to pay administrative costs or reduce employer contributions. At December 31, 2007 and 2008, the net forfeited balance totaled $114,400 and $178,593, respectively. Throughout the year ended December 31, 2008, the forfeitures used to pay administrative costs were $28,280 and there were no forfeitures used to reduce employer contributions.

2.	Summary of Significant Accounting Policies:

Basis of Accounting:

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

New Accounting Policies:

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, provides guidance for measuring fair value and requires additional disclosures.  This statement does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements.  SFAS 157 is effective for financial statements issued for fiscal years beginning after December 31, 2007. We adopted these provisions of SFAS 157 effective April 1, 2008. The related disclosures are included in Note 4 elsewhere in this Form 11-K. On February 12, 2008, the FASB delayed the effective date of SFAS 157 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value on the financial statements on a recurring basis (at least annually), to fiscal years beginning after November 15, 2008. We do not expect the adoption of these provisions of SFAS 157 to have a material impact on the financial statements.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of certain net assets and disclosure of contingencies at the date of the financial statements and the reported amounts of changes in net assets during the reporting year. Actual results could differ from those estimates.

Investment Transactions and Investment Income:

Purchases and sales of securities are reflected on a trade-date basis and stated at market values based upon the closing sales prices or other determined market value on the last business day of the year. Dividend income is recorded on the ex-dividend date. Other income from investments is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments for the reporting year.

Benefit payments:

Benefits are recorded when paid.

3.	Investments:

The Trustee invests the Plan's assets according to participant investment elections in the following investment options:

Common Stock

AVX Corporation

American Depository Shares

Kyocera Corporation

Pooled Separate Account

NY Life Insurance Company Anchor Account I

Money Market Fund

MainStay Cash Reserves Fund

Mutual Funds

T. Rowe Price Spectrum Income Fund (This fund was eliminated as an investment option in July 2003.)
Janus Balanced Fund
Seligman TargETFund Core A
Seligman TargETFund 2015 A
Seligman TargETFund 2025 A
Seligman TargETFund 2035 A
Seligman TargETFund 2045 A
Janus Fund
MainStay S&P 500 Index Fund
Lord Abbett Mid-Cap Value Fund
PIMCO Total Return Fund
Seligman Large-Cap Value Fund
American EuroPacific Growth Fund

The market values of the following investments represent 5% or more of the Plan's total net assets available for benefits for the years ended December 31, 2007 and 2008, respectively:

December 31,	2007	2008

AVX Corporation Common Stock	$11,658,437	$7,775,285
Kyocera Corporation American Depository Shares	8,180,887	6,401,561
NY Life Insurance Company Anchor Account I	17,627,905	20,838,120
Seligman Large-Cap Value Fund	18,092,295	10,528,296
Janus Balanced Fund	7,599,757	6,865,762
MainStay S&P 500 Index Fund	9,101,064	4,961,616
Janus Fund	9,782,977	4,948,855
Lord Abbett Mid-Cap Value Fund	9,067,096	4,833,843
American EuroPacific Growth Fund	12,360,371	6,166,590
PIMCO Total Return Fund	*	7,261,338

*Amount was less than 5% of the Plan’s total net assets available for benefits as of December 31, 2007.

During 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

AVX Corporation Common Stock	$ (4,964,582)
Kyocera Corporation American Depository Shares	(1,402,697)
Mutual Funds	(23,525,753)
Total	$ (29,893,032)

4.	Fair Value:

Fair Value Hierarchy:

The fair value framework described in SFAS 157 requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:
  Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.
  Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.
  Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

		Based on
	Fair Value at December 31, 2008	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Assets measured at fair value on a recurring basis:
Mutual funds	$ 46,907,434	$ 46,907,434	$ -	$ -
NY Life Insurance Company Anchor Account I	20,838,120	-	20,838,120	-
AVX Stock	7,775,285	7,775,285	-	-
Kyocera Stock	6,401,561	6,401,561	-	-
Participant Loans	2,678,816	-		2,678,816
Cash Reserves Fund	315,675	315,675	-	-
Total	$ 84,916,891	$ 61,399,955	$ 20,838,120	$ 2,678,816

Participant Loans
Year Ended December 31, 2008
Balance, beginning of period	$ 2,583,005
Net realized and unrealized gains (losses) included in earnings	-
Net unrealized gains (losses) included in comprehensive income	-
Purchases, issuances and settlements	95,811
Transfers in and/or out of Level 3, net	-
Balance, end of period	$ 2,678,816

Assets valued using Level 1 inputs in the table above represent assets from the Plan and are valued based on the number of shares in the funds using a closing price per share traded in an active market.

Assets valued using Level 2 inputs in the table above represent investments held in a pooled separate account. The fair value of this fully benefit responsive investment contract is calculated using a discounting method. See discussion in the “Valuation of Investment” section below.

Assets valued using Level 3 inputs in the table above represent participant loans with various interest rates. These loans are not traded in an active market. They are valued based on the loan amount outstanding. See additional discussion related to these loans in Note 1 under “Participant Loans” section above.

Valuation of Investments:

Investments are presented at estimated fair values.  Investments in securities (ADS and commonstocks) traded on a national securities exchange are valued at the end of each business day based on closing quoted market prices.  Temporary cash is invested in the MainStay Cash Reserves Fund. The shares of mutual funds are valued at the net asset value as reported on national securities exchanges at the end of each business day. Participant loans are valued at their outstanding balances, which approximate fair value.

The Plan also holds an investment in a pooled separate account that is fully benefit-responsive. This investment is reported at contract value in the financial statements, which represents contributions made to the account, plus earnings on the underlying investment, less participant withdrawals and administrative expenses. Recording such investments at contract value rather than fair value, to the extent that they are fully-benefit responsive, is in accordance with the FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit – Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined – Contribution Health and Welfare and Pension Plans”. The fair value of the fully benefit responsive investment contracts are calculated using a discounting method. The average yield for 2007 and 2008 was 4.77% and 4.60%, respectively. For the years ended December 31, 2007 and 2008, the average yield credited to participants in the Plan was 4.74% and 3.98%, respectively. There were no valuation reserves recorded that were associated with the pooled separate account in 2007 and 2008. Interest is credited daily to the account and is guaranteed to be not less than 0% before any deduction for expenses.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (a) amendments to the plan documents (including complete or partial plan termination or merger with another plan) (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants is probable.

Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

5.	Contributions and Vesting:

401(k) and Discretionary Contribution Plan Features:

Contributions from the Company are at the discretion of the Company's Board of Directors. Total contributions credited to any participant's account are limited to the lesser of 25% of the participant's annual compensation as defined in the Plan's provisions, or $45,000 in accordance with Section 415 of the Internal Revenue Code. All contribution percentages are set in accordance with the Internal Revenue Code. For the 401(k) feature, participant contributions are limited to 0% to 25% of compensation.

Participants age 50 and older are eligible to make a catch up contribution of an additional $5,000 to the Plan once the participant meets the Maximum Elective Deferral Limit of $15,500 for the calendar year or once the Plan deferral limit of 25% has been reached for the calendar year. The Company will match the first 3% of pre-tax pay an employee contributes to the 401(k) portion of the Retirement Plan dollar for dollar into AVX Stock, regardless of how the employee invests his contributions.

The Company's fiscal year-end is March 31. The accompanying financial statements recognize any Company discretionary contributions approved by the Board of Directors in the Plan year.

Amounts attributable to the Company's contributions (excluding the 401(k) contribution) are vested according to the following table:
	Vested Percentage
	---Discretionary Contribution----
Years of Service	All Locations Except Sun Valley	Sun Valley
1 Year	0%	0%
2 Years	20%	20%
3 Years	40%	40%
4 Years	60%	50%
5 Years	80%	60%
6 Years	100%	100%

All participant's contributions are fully vested at all times. AVX Stock acquired with the Company's matching 3% contributions are fully vested and non-forfeitable.

Non-discretionary Contribution Plan Features:

Non-discretionary Plan contributions made by the Company are non-elective and fully vested. The Company contributes 0% to 5% of each participant's eligible compensation for the year.

6.	Nonparticipant-Directed Investments:

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2007	2008
Net Assets:
AVX Corporation Common Stock Match Fund	$2,731,520	$2,300,955

Year Ended
December 31, 2008
Changes in Net Assets:
Contributions	$1,071,732
Dividends	41,406
Forfeitures	(31)
Net depreciation	(1,326,579)
Benefits paid to participants	(97,644)
Transfers into plan	9,634
Transfers to participant-directed investments	(129,083)
Total	$(430,565)

7.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.	Tax Status:

The Plan received a favorable determination letter from the Internal Revenue Service in April 2002 advising that it constitutes a qualified trust under Section 401(a) of the Internal Revenue Code (“IRC”) and is thereby exempt from Federal income taxes under the provisions of Section 501(a). The Plan has been amended since receiving the determination letter.  The Company identified certain operational failures. In consultation with legal counsel, management has corrected these errors under the self-correction program provided by the Internal Revenue Service.  The Plan’s management is committed to ensuring the Plan remains in compliance with the provisions of the IRC and, based upon the favorable determination letter and the availability of the voluntary correction program, management believes the Plan is designed in accordance with the IRC and will remain tax-exempt.

Participants will not be subject to income tax for contributions made on their behalf by the Company, nor on money earned by the Plan and credited to their account until such time as they withdraw their accumulated balance.

9.	Related-Party Transactions:

Loans to participants and the investment in the New York Life Anchor Account I qualified as party-in-interest transactions which are exempt from the prohibited transaction rules.

The Plan allows for investment in shares of AVX Stock and in Kyocera ADS.  As of December 31, 2007, the Plan held investments of $11,658,437 or 868,736 shares of AVX Stock and $8,180,887 or 93,796 shares of Kyocera ADS.  As of December 31, 2008, the Plan held investments of $7,775,285 or 979,255 shares of AVX Stock and $6,401,561 or 88,456 shares of Kyocera ADS.

10.	Reconciliation of Financial Statements to Form 5500:

The following tables reconcile the information provided in the Form 5500 to the Statements of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits provided in the financial statements:

	December 31,	December 31,
	2007	2008
Net assets available for benefits per the financial statements	$ 114,363,123	$ 90,182,519
Less:
Deemed distributions of participant loans	35,253	34,752
Adjustments from contract value to fair value for Pooled Separate Account	120,690	3,229,933
Net assets available for benefits per Form 5500	$ 114,207,180	$ 86,917,834

2008
Net decrease in net assets available for benefits per the financial statements	$(24,180,604)
Less:
Adjustments from contract value to fair value for Pooled Separate Account	3,108,743
Net decrease in net assets available for benefits per Form 5500	$(27,289,347)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX CORPORATION RETIREMENT PLAN

By:	/s/ Kurt P. Cummings
Kurt P. Cummings
Member of Retirement Committee

Date:	June 29, 2009

AVX CORPORATION RETIREMENT PLAN
PN: 001
EIN: 33-0379007
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
As of December 31, 2008

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Market Value

*	AVX Corporation	Common Stock	$12,751,195	$7,775,285

*	Kyocera Corporation	American Depository Shares	**	6,401,561

*	NY Life Insurance Company Anchor Account I	Pooled Separate Account	**	20,838,120

	MainStay Cash Reserves Fund	Money Market Fund	**	315,675

	T. Rowe Price Spectrum Income Fund	Mutual Fund	**	897,648
	Janus Balanced Fund	Mutual Fund	**	6,865,762
	Seligman TargETFund Core A	Mutual Fund	**	148,013
	Seligman TargETFund 2015 A	Mutual Fund	**	111,600
	Seligman TargETFund 2025 A	Mutual Fund	**	90,469
	Seligman TargETFund 2035 A	Mutual Fund	**	52,811
	Seligman TargETFund 2045 A	Mutual Fund	**	40,593
	MainStay S&P 500 Index Fund	Mutual Fund	**	4,961,616
	Janus Fund	Mutual Fund	**	4,948,855
	Lord Abbett Mid-Cap Value Fund	Mutual Fund	**	4,833,843
	Seligman Large-Cap Value Fund	Mutual Fund	**	10,528,296
	PIMCO Total Return Fund	Mutual Fund	**	7,261,338
	American EuroPacific Growth Fund	Mutual Fund	**	6,166,590
				46,907,434

*	Participant Loans	Interest rates ranging from 4.75% - 11.50% and maturing through 2018.	**	2,678,816

		Total Investments		$84,916,891

* Denotes a party-in-interest.

** Cost information is not required for individual account plans with participant directed transactions.